

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 21, 2016

Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410

> **Re:** **Dolby Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2015**
> **Filed November 24, 2015**
> **File No. 001-32431**

Dear Mr. Chew:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 71

1.   Please explain to us why U.S. pre-tax income decreased significantly whereas foreign pre-tax income increased significantly in fiscal 2015. As part of your response, please tell us about any unusual transactions or new tax planning strategies that contributed to the changes. Also, tell us how you considered providing disclosure explaining the reasons for these changes.

2.   We note that your U.S. effective tax rate increased significantly from fiscal 2014 to fiscal 2015, while the foreign rate decreased significantly. Please explain to us the reason for the changes and how you considered disclosing those reasons.

3.   Please clarify whether the "foreign rate differential" caption contains any items other than the difference between the U.S. and foreign statutory tax rates. For example, tell us whether this line reflects any changes in foreign valuation allowances, changes in foreign uncertain tax positions, changes in foreign tax rates or nondeductible items, etc. Also, include in your response quantification of the impact to the foreign tax rate differential line item for each item, to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services